UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.       An announcement regarding domestic electricity sold in the first half of 2021 of Huaneng Power International, Inc.(the "Registrant"); and

2.       An announcement regarding issue of super short-term debentures of the Registrant;

Each made by the Registrant on July 13, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Huang Chaoquan
Name:	Huang Chaoquan
Title:	Company Secretary

Date: July 14, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON DOMESTIC ELECTRICITY SOLD
IN THE FIRST HALF OF 2021

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc. (the “Company”), for the second quarter of 2021, the Company’s total electricity sold by power plants within China on consolidated basis amounted to 102.917 billion kWh, representing an increase of 12.51% over the same period last year. In the first half of 2021, the Company’s total electricity sold by power plants within China on consolidated basis amounted to 207.926 billion kWh, representing an increase of 20.80% over the same period last year. In the first half of 2021, the Company’s average on-grid electricity settlement price for its power plants within China amounted to RMB418.81 per MWh, representing an increase of 0.52% over the same period last year. In the first half of 2021, the proportion of the Company’s market based electricity sold amounted to 61.09%, representing an increase of 11.20 percentage points over the same period last year.

The increase in the Company’s electricity sold was mainly attributable to:

In the first half of 2021, the demand for electricity in the whole society has grown rapidly, driving the power generation to increase significantly year-on-year. Of the 26 regions in which the Company operates, 22 regions have achieved positive year-on-year growth in power generation, among which 10 regions including Guangdong, Chongqing, Fujian, Zhejiang, Jiangsu, and Shanghai have increased by more than 20%.

The electricity sold (in billion kWh) of the Company, by regions, are listed below:

Region	Electricity Sold
	April to June 2021	Change	January to June 2021	Change
Heilongjiang Province	3.280	-7.73%	6.188	-2.23%
Coal-fired	2.926	-8.99%	5.512	-3.34%
Wind-power	0.317	4.81%	0.608	8.98%
PV	0.037	-1.35%	0.069	-1.02%
Jilin Province	2.452	-9.20%	4.718	-4.03%
Coal-fired	1.944	-15.75%	3.736	-11.16%
Wind-power	0.335	17.18%	0.667	24.43%
Hydro-power	0.017	-48.45%	0.017	-59.45%
PV	0.076	370.08%	0.139	337.33%
Biomass Power	0.080	38.54%	0.160	56.61%
Liaoning Province	4.775	25.64%	8.975	18.14%
Coal-fired	4.600	108.32%	8.644	18.69%
Wind-power	0.120	10.55%	0.239	13.26%
Hydro-power	0.012	-1.12%	0.012	-35.20%
PV	0.043	-5.68%	0.080	-5.32%
Inner Mongolia	0.174	196.50%	0.241	126.80%
Wind-power	0.174	196.50%	0.241	126.80%
Hebei Province	2.610	-9.51%	5.376	2.64%
Coal-fired	2.469	-10.30%	5.104	2.59%
Wind-power	0.128	10.48%	0.250	6.88%
PV	0.013	-17.79%	0.023	-22.35%
Gansu Province	3.208	-0.14%	7.606	8.84%
Coal-fired	2.585	2.72%	6.339	9.75%
Wind-power	0.623	-10.45%	1.267	4.51%
Ningxia	0.007	-10.56%	0.011	-11.11%
PV	0.007	-10.56%	0.011	-11.11%
Beijing	1.732	-12.82%	4.090	4.85%
Coal-fired	0.00	——	0.648	3.60%

Region	Electricity Sold
	April to June 2021	Change	January to June 2021	Change
Combined Cycle	1.732	-12.82%	3.442	5.09%
Tianjin	1.242	20.02%	2.881	0.71%
Coal-fired	1.074	22.51%	2.233	2.11%
Combined Cycle	0.163	3.80%	0.640	-4.68%
PV	0.005	423.99%	0.007	348.16%
Shanxi Province	1.652	-2.91%	4.523	5.22%
Coal-fired	1.337	-10.76%	2.779	-3.89%
Combined Cycle	–	-100.00%	1.175	-2.06%
Wind-power	0.066	——	0.139	——
PV	0.248	52.99%	0.430	106.74%
Shandong Province	18.501	15.58%	37.892	15.29%
Coal-fired	17.883	14.58%	36.746	14.13%
Wind-power	0.386	78.25%	0.756	87.21%
PV	0.148	-19.18%	0.272	1.70%
Biomass Power	0.084	——	0.119	——
Henan Province	5.423	3.64%	10.708	18.47%
Coal-fired	4.393	-4.80%	8.727	6.27%
Combined Cycle	0.070	-80.44%	0.090	-76.73%
Wind-power	0.953	274.28%	1.878	339.80%
PV	0.007	6.13%	0.013	4.10%
Jiangsu Province	10.193	21.65%	20.411	26.69%
Coal-fired	7.450	8.20%	15.339	16.96%
Combined Cycle	1.740	103.04%	2.952	70.74%
Wind-power	0.929	54.00%	1.987	64.22%
PV	0.074	123.38%	0.133	134.78%
Shanghai	4.452	16.05%	9.819	30.19%
Coal-fired	4.031	11.33%	9.190	33.96%
Combined Cycle	0.413	91.43%	0.614	-9.91%
PV	0.008	——	0.015	——

Region	Electricity Sold
	April to June 2021	Change	January to June 2021	Change
Chongqing	2.840	34.50%	6.505	58.02%
Coal-fired	2.204	25.59%	5.034	47.99%
Combined Cycle	0.572	92.27%	1.344	120.74%
Wind-power	0.063	8.32%	0.127	19.68%
Zhejiang Province	8.323	21.69%	14.838	31.67%
Coal-fired	7.932	19.45%	14.271	29.62%
Combined Cycle	0.375	105.88%	0.541	132.95%
PV	0.016	-4.53%	0.026	-4.83%
Hubei Province	3.696	3.92%	8.367	21.08%
Coal-fired	3.447	3.63%	7.895	22.10%
Wind-power	0.152	2.45%	0.331	9.68%
Hydro-power	0.092	20.72%	0.131	-0.49%
PV	0.006	-14.74%	0.010	-4.79%
Hunan Province	2.301	-0.99%	5.006	14.81%
Coal-fired	2.012	-0.67%	4.488	18.03%
Wind-power	0.168	-2.74%	0.343	5.21%
Hydro-power	0.109	-2.76%	0.155	-26.86%
PV	0.012	-12.00%	0.021	0.55%
Jiangxi Province	5.033	11.98%	10.187	18.35%
Coal-fired	4.692	11.35%	9.574	18.02%
Wind-power	0.243	5.59%	0.433	0.90%
PV	0.098	93.73%	0.180	171.66%
Anhui Province	1.241	2.38%	2.777	15.72%
Coal-fired	1.029	-8.40%	2.284	2.16%
Wind-power	0.174	140.34%	0.424	187.19%
Hydro-power	0.038	131.85%	0.069	316.71%
Fujian Province	4.646	22.00%	8.894	41.80%
Coal-fired	4.643	22.02%	8.888	41.83%
PV	0.003	-7.18%	0.006	1.65%

Region	Electricity Sold
	April to June 2021	Change	January to June 2021	Change
Guangdong Province	9.197	43.91%	16.371	70.22%
Coal-fired	7.963	25.25%	14.225	48.49%
Combined Cycle	1.228	4431.97%	2.134	7774.37%
PV	0.006	0.89%	0.012	8.57%
Guangxi	0.198	21.94%	0.383	37.51%
Combined Cycle	0.108	-2.80%	0.212	20.15%
Wind-power	0.091	74.53%	0.170	67.78%
Yunnan Province	2.278	-16.44%	5.327	24.99%
Coal-fired	2.153	-17.05%	5.056	28.63%
Wind-power	0.124	-5.01%	0.269	-17.88%
Hydro-power	0.001	141.89%	0.002	-54.37%
Guizhou Province	0.107	42.42%	0.178	13.32%
Wind-power	0.048	-5.46%	0.102	-22.71%
PV	0.059	141.46%	0.076	202.93%
Hainan Province	3.357	-0.56%	5.656	-6.80%
Coal-fired	3.112	-4.08%	5.260	-10.06%
Combined Cycle	0.164	128.27%	0.253	143.09%
Wind-power	0.017	-16.15%	0.039	-17.06%
Hydro-power	0.032	228.54%	0.049	183.00%
PV	0.031	5.61%	0.055	4.96%
Total	102.917	12.51%	207.926	20.80%

For the second quarter of 2021, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 20.4% in Singapore, representing a decrease of 1.2 percentage points compared to the same period of last year. The accumulated power generation of Tuas Power for the first half year accounted for a market share of 20.5%, representing a decrease of 1.0 percentage point compared to the same period of last year.

In the second quarter of 2021, the Company’s newly added capacity units are as follows:

(Unit: MW)

Unit Types	Controlled generation capacity	Equity-based generation capacity
Wind-power	48	48
PV	190	190
Total	238	238

In addition, the installed capacity of some of the power plants in which the Company has equity interests changed in the second quarter of 2021.

Based on the above, as of 30 June 2021, the Company had a controlled generation capacity of 114,042 MW and an equity-based generation capacity of 99,891 MW.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen	(Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng	(Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

13 July 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2020 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 22 June 2021, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2020 annual general meeting to the conclusion of the 2021 annual general meeting.

The Company has recently completed the issue of the sixth tranche of the Company’s super short- term debentures for 2021 (the “Debentures”). The total issuing amount was RMB2 billion with a maturity period of 32 days whereas the unit face value is RMB100 and the interest rate is 2.07%.

China Merchants Bank Co., Ltd. acts as the lead underwriter to form the underwriting syndicates for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay bank loans and the debt due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
13 July 2021